Sun Dental Holdings, LLC

1800 9th Avenue N

St. Petersburg, Florida 33713

February 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Attn: Geoff Kruczek, Senior Attorney

RE:	Sun Dental Holdings, LLC
Rule 259 Application for Withdrawal of Offering Statement
(File No. 024-10475)

Dear Mr. Kruczek:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Sun Dental Holdings, LLC (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Offering Statement on Form 1-A (File No. 024-10475) (the “Offering Statement”). The Offering Statement was originally filed with the Commission on October 6, 2015 and was qualified on December 1, 2015.

The Company requests an order granting withdrawal of the Offering Statement to be issued by the SEC as it has determined to terminate the offering. The Company confirms that no securities have been sold pursuant to the Offering Statement.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Darrell C. Smith via facsimile at (813) 229-1660 or email at dsmith@slk-law.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Darrell C. Smith, the Company’s counsel, at (813) 227-2226.

Very truly yours,

/s/ Derek Diasti

Derek Diasti, Chief Executive Officer